Mail Stop 4561

August 27, 2008

Joseph M. Leone
Vice Chairman and Chief Financial Officer
CIT Group Inc.
505 Fifth Avenue
New York, New York 10017

> **RE:** **CIT Group Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Form 10-Q for the Period Ended March 31, 2008**
> **Filed May 12, 2008**
> **File No. 001-31369**

Dear Mr. Leone,

We have reviewed your response dated August 15, 2008 and have the following comments. In our comments, we have asked you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the period ended March 31, 2008

Financial Statements
Note 12, Fair Value Measurements, page 17

1. We note your response to prior comment 5. Please tell us the amount of change in fair value due to the effect of using counterparty CDS spreads and your own CDS spreads on your derivative assets and derivative liabilities, respectively, to arrive at your net error as of both March 31, 2008 and June 30, 2008. Please separately quantify the effects on your derivative assets separately from the effects on your derivative liabilities.

Management's Discussion and Analysis
Profitability and Key Business Trends, page 29

2.　　We reviewed your SAB 99 analysis and response to prior comment 7. Please revise your SAB 99 analysis to address the following:

   a.　Revise to reflect any other errors related to the periods presented, including the errors regarding your consideration of credit risk under SFAS 157 as discussed in your response to prior comment 5.

   b.　Revise to present a separate quantified analysis of the Vender Finance segment as this error specifically relates to that segment.

   c.　Revise the column heading, as appropriate, to clarify whether the "Forecasted earnings 2008" column excludes non-recurring items and provide a footnote that defines what items are excluded, to the extent any are. If this column excludes non-recurring items, please provide a separate column of forecasted earnings that includes the non-recurring items.

   d.　Revise to present "Forecasted earnings 2008," based on the inclusion of all non-recurring items, for both your Consolidated Results of Operations and your Vendor Finance segment. For your consolidated results, please ensure your analysis focuses on "income from continuing operations."

   e.　Revise your analysis to document your independent auditor's views, observations, and conclusions on the analysis.

3.　　Please provide us with a time table that walks through the identification, calculation and posting of the error related to your response to previous comment 7. Specifically address the date the error was first identified and describe how it was identified. Also, please discuss the dates negotiations with the banks were initiated and completed.

　　　As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3494 if you have questions regarding our comment.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief